Exhibit (a)(1)(iii)

ANNOUNCEMENT E-MAIL COMMUNICATION TO ELIGIBLE EMPLOYEES

July 22, 2009

To:                             Adolor Employees Eligible for the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock

Subject:   Commencement of Option Exchange Program

I am pleased to announce today that we have commenced a voluntary option exchange program that will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price.  This program is entirely voluntary and you should make your own determination as to whether to participate.  You should consult your personal financial, tax and legal advisors if you have questions about your situation.

Today we will be distributing personalized exchange offer packets to eligible employees with information about the program and how to participate.  The eligibility criteria are explained in detail in the program materials being distributed, but generally the option exchange program is open to Adolor employees (other than members of the Board of Directors and the executive officers) who hold stock options granted prior to July 22, 2007 and that have an exercise price of $7.00 or more per share.

Eligible employees who wish to participate in the program must properly complete and return to Leah Zuber the Election Form included in the materials being distributed.  Leah must receive your form by 5:00 p.m. EDT on Wednesday, August 19, 2009.

This e-mail is merely an announcement that the stock option exchange program has commenced and that eligible employees should expect to receive a personalized exchange offer packet shortly.  The specific details of the option exchange program are covered in the materials included in the packets and filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Eligible employees should carefully review those materials to make an informed decision about whether to participate.

If you have any questions regarding the Exchange Program or the attached materials, please direct them via e-mail to OptionExchange@adolor.com.

Best regards,

John M. Limongelli

Senior Vice President, General Counsel & Secretary